orrick, herrington & Sutcliffe LLP 51 W 52nd Street New York, New York 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 www.orrick.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

January 9, 2013

Via EDGAR and Overnight Courier

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	LivePerson, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 15, 2011 Form 8-K Filed August 3, 2011 File No. 000-30141

Dear Mr. Gilmore:

Please find, as set forth below, the Company’s responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 11, 2012 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold and italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1.	In recent earnings conference calls you disclosed the number of bookings in each quarter, the number of new enterprise and mid-market customers, revenue attributable to small business groups, average deal size for all deals, average deal size for new customers, and average deal size for existing customers. Please tell us what consideration you have given to disclosing these metrics in your periodic filings. Tell us the extent to which you currently track these metrics in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. See Section III.B.I of SEC Release No. 33-8350.

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC.

LIVEPERSON-1

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

January 9, 2013

RESPONSE:

While the Company has disclosed information regarding its bookings and the bookings-related metrics referenced above on its earnings calls to provide investors with insight into recent activity of the business, the Company wishes to respectfully advise the Staff that these metrics do not have a linear correlation to new revenue in a specific subsequent period. Bookings represent the contractually committed base fees set forth in the subscription-based contracts signed within the period, while revenue, in accordance with ASC 605-10-S99, is recognized when the Company’s services are actually delivered and no significant Company obligations remain. This delivery generally occurs following the completion of post-contract implementation activities that vary in duration and effort. Further, a variable portion of the Company’s revenue is generated from usage-based and/or pay-for-performance based contracts, as well as short term contracts and other transaction-based services, none of which are captured in the bookings metrics. The Company’s use of these types of contracting and business models has increased over time since the Company first began reporting bookings metrics in its earnings calls. Accordingly, the Company does not believe that bookings metrics represent known trends regarding the Company’s business, taken as a whole, within the meaning of Item 101(c) (1) (viii) of Regulation S-K. As its business evolves, the Company is in the process of assessing which metrics will provide management, investors and analysts the most valuable insight into its business as a whole. The Company will continue to monitor the relevance of bookings, and will ensure that discussion of bookings in future earnings calls contains additional context as described above regarding the nature of the bookings and bookings-related metrics.

With respect to small business customers, while the Company has discussed percentage change in small business revenue compared to prior periods during its earnings calls in order to provide investors with insight into recent activity, the Company wishes to respectfully advise the Staff that the Company’s small business customers generally do not have long-term contractual commitments with the Company and can cancel services upon thirty days’ notice. Accordingly, the dynamic nature of this customer base is such that the Company does not believe revenue performance in a particular period is necessarily indicative of future performance or known trends regarding the Company’s business, taken as a whole, within the meaning of Item 101(c) (1) (viii) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC.

LIVEPERSON-2

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

January 9, 2013

With regard to the number of new enterprise and mid-market customers, the Company has historically disclosed this information in its quarterly earnings press releases, which are filed on Form 8-K.

2.	Please tell us what consideration you have given to discussing the impact of the mix of customers on your business in your periodic filings. In this respect, we note management's statements in its most recent quarterly earnings conference call that the increase of new customers has resulted in elongated implementation cycles and may result in some backlog. To the extent the time period over which implementation of your products by customers varies and impacts the recognition and comparability of revenues, confirm that you will address the impact of those variations in quantitative terms in future filings.

RESPONSE:

In the Comparison of Fiscal Years section of the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A), the Company has historically disclosed the mix of revenue from customers. The Company does not believe that the increase of new customers or elongated implementation cycles discussed on its Q3 2012 earnings call is necessarily indicative of an emerging trend. In addition, the Company believes that it is premature to determine whether and to what extent the elongated implementation cycle related to new product deployments is a temporary or consistent phenomenon as the Company creates and aligns its new deployment procedures to accommodate its newest products as well as its larger customers. Accordingly, while the Company believes this was a useful insight to offer investors with respect to its Q3 2012 results, it does not believe it is relevant to comparability of revenues and the Company furthermore believes it is premature to address in quantitative terms or in its public filings.

In addition, the Company has historically disclosed, in the MD&A, information regarding the implementation cycle time that occurs between signing a customer contract and recognizing revenue from that customer. If the Company determines that the change to implementation cycles is a trend, in future filings, it will update the disclosure to reflect the then current range of time between contract signing and recognition of revenue.

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC.

LIVEPERSON-3

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

January 9, 2013

Item 8. Consolidated Financial Statements and Supplementary Data

Note (1) Summary of Operations and Significant Accounting Policies

(1) Stock-based Compensation, page 58

3.	We note your disclosure of the weighted average assumptions used in the Black-Scholes option-pricing model in determining the fair value of options granted for each year presented. Tell us how you considered the disclosure requirements under ASC 718-10-50-2(f)(2) to also include a description of the methods used in determining the significant assumptions used to estimate the fair value of your stock-based compensation awards.

RESPONSE:

The Company will add the following disclosure to its stock-based compensation footnote in its subsequent periodic reports:

A description of the methods used in the significant assumptions used to estimate the fair value of stock-based compensation awards:

Dividend yield – The Company uses 0% as it has never issued dividends and does not anticipate issuing dividends in the near term.

Risk-free interest rate – The Company uses the market yield on US Treasury securities at 5 years with constant maturity, representing the current expected life of stock options in years.

Expected life – The Company uses historical data to estimate the expected life of a stock option.

Historical volatility – The Company uses a trailing 5 years from grant date to determine volatility.

Note (9) Legal Matters, page 71

4.	We note your disclosure on page 18 of the Form 10-Q for the quarterly period ended June 30, 2012 that the parties in the Lodsys, LLC lawsuit reached a mutual agreement resolving all claims and counterclaims in July 2012. We also note your disclosure that the terms of the agreement will not have a material impact on the Company's "ongoing" operations. Please clarify this statement and tell us the amounts recognized in your consolidated financial statements for the three months ended June 30, 2012 and subsequent periods, if applicable, related to this agreement and resolution of all claims and counterclaims and confirm whether such amounts are material to your consolidated financial statements as a whole.

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC.

LIVEPERSON-4

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

January 9, 2013

As a related matter, please tell us whether there was a reasonable possibility that a loss exceeding amounts already recognized may have been incurred as of December 31, 2011 and March 31, 2012. If you concluded that there was a reasonable possibility of additional loss, please tell us how your disclosures complied with ASC 450-20-50. In this regard, we note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please also note that this disclosure applies to all of your legal matters currently outstanding and your disclosure in future filings should be revised accordingly.

RESPONSE:

The Company determined that the settlement of the Lodsys, LLC lawsuit would not have a material impact on “ongoing” operations because the settlement was one-time in nature and not a recurring cost. In the three months ended June 30, 2012, the Company recognized a $[****] expense in connection with the settlement agreement. In accordance with Regulation S-K, item 103, the Company did not disclose the $[****] settlement amount as the amount was less than 10% of its then-current consolidated current assets. Further, the Company believes that disclosure of confidential settlements of this nature could harm its business.

As of December 31, 2011 and March 31, 2012, the Company had no ability to estimate the range of loss, if any, attributable to the Lodsys, LLC lawsuit. At that time, the Company had no ability to predict whether the matter would be settled or continue in litigation, and further, no ability to predict the outcome of any continued litigation or any future settlement discussions. In future filings, when applicable, the Company will add disclosure to clarify that an estimate cannot be made.

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC.

LIVEPERSON-5

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

January 9, 2013

Form 8-K Filed August 1, 2012 Exhibit 99.1

5.	We note your use of the term "pro forma" when describing certain non-GAAP measures in this earnings release. Please note that "pro forma" has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation and that it is not appropriate for you to use this term in your earnings release since you have not used this term as contemplated in Regulation S-X. Please revise your future filings accordingly.

RESPONSE:

The Company will remove any reference to “pro forma” in its future earnings press releases.

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC.

LIVEPERSON-6

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

January 9, 2013

***********

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions relating to the foregoing.

Very truly yours, /s/ Brian B. Margolis Brian B. Margolis

Orrick, Herrington & Sutcliffe LLP

cc: Monica Greenberg, Esq. (LivePerson, Inc.)

CONFIDENTIAL TREATMENT REQUESTED BY LIVEPERSON, INC.

LIVEPERSON-7